Free Writing Prospectus

Dated July 28, 2026

Filed Pursuant to Rule 433

Registration Statement Nos. 333-297693 and 333-297693-01

Booz Allen Hamilton Inc.

FINAL TERM SHEET

July 28, 2026

$700,000,000 5.375% Senior Notes due 2030

$500,000,000 5.900% Senior Notes due 2034

Issuer:	Booz Allen Hamilton Inc.
Parent Guarantor	Booz Allen Hamilton Holding Corporation
Ratings (Moody’s / S&P):*	Baa3/BBB- (S/S)
Principal Amount:	Senior Notes due 2030: $700,000,000 Senior Notes due 2034: $500,000,000
Maturity:	January 30, 2030 January 30, 2034
Coupon (Interest Rate):	Senior Notes due 2030: 5.375% Senior Notes due 2034: 5.900%
Yield to Maturity:	Senior Notes due 2030: 5.383% Senior Notes due 2034: 5.951%
Spread to Benchmark Treasury:	Senior Notes due 2030: +108 basis points Senior Notes due 2034: +148 basis points
Benchmark Treasury:	UST 4.125% due July 15, 2029 UST 4.250% due June 30, 2033
Benchmark Treasury Price / Yield:	Senior Notes due 2030: 99-16 ¼ / 4.303% Senior Notes due 2034: 98-22 ¼ / 4.471%
Interest Payment Dates:	Semi-annually on January 30 and July 30 of each year, commencing on January 30, 2027

Redemption Provision(s):

Prior to December 30, 2029 (one month prior to the maturity date of the Senior Notes due 2030) and November 30, 2033 (two months prior to the maturity date of the Senior Notes due 2034) (each, a “Par Call Date”), the Issuer may redeem the Senior Notes due 2030 and/or the Senior Notes due 2034, in each case, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption”) plus the applicable make-whole spread (20 basis points with respect to the Senior Notes due 2030 and 25 basis points with respect to the Senior Notes due 2034) less (b) interest accrued to, but excluding, the redemption date, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”

On and after the applicable Par Call Date, the Issuer may redeem the Senior Notes due 2030 and/or the Senior Notes due 2034, in each case, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus any accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”

Special Mandatory Redemption:	In the event that (a) the Purchase Agreement is terminated on or at any time prior to December 19, 2026 without the Ultra Mission Solutions Acquisition having been consummated or (b) the Ultra Mission Solutions Acquisition is not consummated on or at any time prior to the later of (a) December 19, 2026 and (b) the date that is five business days after any later date to which the parties to the Purchase Agreement agree to extend the Termination Date (as defined in the Purchase Agreement) pursuant to the Purchase Agreement, the Issuer will redeem all of the Senior Notes due 2034 at a price equal to 101% of the aggregate outstanding principal amount of such notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the date of original issuance of such notes to, but excluding, the Special Mandatory Redemption Date, as described in the Prospectus under “Description of Notes and Note Guarantee—Special Mandatory Redemption.” The Senior Notes due 2030 are not subject to the Special Mandatory Redemption.

Price to Public:	Senior Notes due 2030: 99.976% of the principal amount Senior Notes due 2034: 99.696% of the principal amount
Underwriting Discount:	Senior Notes due 2030: 0.400% of the principal amount Senior Notes due 2034: 0.625% of the principal amount
Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$1,192,387,000
Trade Date:	July 28, 2026
Settlement Date:**	August 4, 2026 (T+5)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
CUSIP Number:	Senior Notes due 2030: 09951LAE3 Senior Notes due 2034: 09951LAF0
ISIN Number:	Senior Notes due 2030: US09951LAE39 Senior Notes due 2034: US09951LAF04
Book-Running Manager(s):

BofA Securities, Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Truist Securities, Inc.

Goldman Sachs & Co. LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Capital One Securities, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the notes will be made to investors on August 4, 2026, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than one business day prior to August 4, 2026 will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com; calling J.P. Morgan Securities LLC collect at 1-212-834-4533; calling PNC Capital Markets LLC toll-free at 1-855-881-0697; or calling Truist Securities, Inc. toll-free at 1-800-685-4786.